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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-27878
                                                     CUSIP Number: [580578-10-2]



                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K    [x] Form 10-Q
              [ ] Form N-SAR

For Period Ended:                September 30, 2001
                   --------------------------------

[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-K       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                        PART I -- REGISTRANT INFORMATION

Full name of registrant McGlen Internet Group, Inc.

Former name if applicable
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Address of principal executive office (STREET AND NUMBER)

16700 Gale Avenue
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City, State and Zip Code

City of Industry, California 91745
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                       PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[x] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is currently negotiating the terms for the settlement of several leases. The Company requires additional time to conclude its discussions and reflect the appropriate accounting and disclosure for this information in its Report on Form 10-Q. Management expects to file a completed Form 10-Q by the extended due date.


                          PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     Grant Trexler                     (626)                    923-6000
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       (Name)                        (Area code)           (Telephone number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ x ] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes [ x ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           MCGLEN INTERNET GROUP, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2001                  By /s/ Grant Trexler
      -----------------                     -----------------------------
                                            Grant Trexler,
                                            Chief Financial Officer